Filed by Barings BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MVC Capital, Inc.
Commission File No. 814-00201

This communication relates to a proposed business combination involving Barings BDC, Inc. (“Barings BDC” or “BBDC”) and MVC Capital, Inc. (“MVC”), along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).

On December 18, 2020, MVC filed the below disclosure with the Securities and Exchange Commission (the “SEC”) under cover of a current report on Form 8-K (the “MVC Form 8-K”), which supplements and updates the joint proxy statement, dated November 24, 2020 (the “Joint Proxy Statement”), provided to Barings BDC stockholders and MVC stockholders entitled to vote on the Proposals in connection with a multi-step merger whereby Barings BDC will acquire MVC pursuant to that certain Agreement and Plan of Merger, dated as of August 10, 2020 (the “Merger Agreement”).

Except as described in the MVC Form 8-K, the information in this document does not otherwise modify or update any other disclosure presented in the Joint Proxy Statement. To the extent that information in the MVC Form 8-K differs from, updates or conflicts with information contained in the Joint Proxy Statement, the information in the MVC Form 8-K is more current. This is the case even if such section of the Joint Proxy Statement is not specifically referenced in the MVC Form 8-K.

Item 8.01          Other Events.

On August 10, 2020, MVC Capital, Inc. (“MVC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Barings BDC, Inc., a Maryland corporation (“Barings BDC” or “BBDC”), Mustang Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of BBDC (“Acquisition Sub”), and Barings LLC, a Delaware limited liability company and investment adviser to BBDC (“Barings”). The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into MVC, with MVC continuing as the surviving company and as a wholly-owned subsidiary of BBDC and, immediately thereafter, MVC will merge with and into BBDC, with BBDC continuing as the surviving company (such transactions, the “Merger”).

Between December 10 and December 13, 2020, three complaints were filed in the Southern District of New York against MVC and members of its board of directors (the “MVC Board”) bearing the captions Battaglia v. MVC Capital, Inc., et al., Stourbridge Investments LTD. V. MVC Capital, Inc., et al., and Ciccotelli v. MVC Capital, Inc., et al., and one case was filed in the Eastern District of New York against MVC and the MVC Board, bearing the caption Bexil Advisers LLC  v. MVC Capital, Inc., et al. The Ciccotelli complaint also asserts claims against BBDC and Acquisition Sub.  All of the complaints generally allege that the definitive proxy statement filed by MVC on November 24, 2020 (the “Proxy Statement”) contains materially incomplete or misleading information concerning MVC’s financial projections, the financial analysis and opinion of MVC’s financial advisor, JMP Securities LLC (“JMP”), potential conflicts and compensation of JMP, and (as to the Stourbridge complaint) the sales process and the financial analysis and opinion of J.P. Morgan Securities LLC.  All of the complaints assert violations of Section 14(a) of the Securities Exchange Act and Rule 14a-9 thereunder against MVC and the MVC Board, and of Section 20 of the Exchange Act against the MVC Board (and as to the Ciccotelli complaint, against BBDC and Acquisition Sub), and seek injunctive relief and if the transaction is not enjoined, then damages.

MVC believes that the claims asserted in the Bittaglia, Stourbridge, Ciccotelli, and Bexil complaints are without merit and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of adverse effect or delay in connection with the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, MVC has revised the Proxy Statement as described in this Current Report on Form 8-K to address claims asserted in the Bittaglia, Stourbridge, Ciccotelli, and Bexil complaints and has determined to further voluntarily supplement the Proxy Statement. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, MVC specifically denies all allegations in the Bittaglia, Stourbridge, Ciccotelli, and Bexil complaints that any additional disclosure was or is required.

The MVC Board continues to unanimously recommend that you vote “FOR” the proposal to approve and adopt the Merger Agreement and “FOR” the proposal to approve one or more adjournments of the shareholders meeting, if necessary or advisable, to permit further solicitation of proxies in favor of the proposal to approve and adopt the Merger Agreement.

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined below, have the meanings set forth in the Proxy Statement.

The following disclosure supplements the subsection captioned “MVC Financial Analyses  - Selected Companies Analysis” beginning on page 80 of the Proxy Statement.

The low and high stock NAV per share multiples of the selected companies in the selected companies analysis of MVC were 0.30x and 1.05x, respectively. The low and high dividend yields of the selected companies (excluding the impact of dividend yields for two selected companies which were considered not meaningful because the dividend yields were greater than 25%) were 7.8% and 22.8%, respectively.

The following disclosure supplements the subsection captioned “MVC Financial Analyses  - Selected Precedent M&A Transactions Analysis” beginning on page 81 of the Proxy Statement.

The low and high stock NAV multiples of the selected transactions in the selected precedent M&A transactions analysis of MVC were 0.48x and 1.08x, respectively.

The following disclosure is added after the second sentence of the paragraph in the subsection captioned “MVC Financial Analyses  -  Dividend Discount Analysis” beginning on page 81 of the Proxy Statement.

The range of discount rates of 14.5% to 16.5% used in this analysis was selected taking into account a capital asset pricing model implied cost of equity calculation.

The following disclosure supplements the subsection captioned “MVC Financial Analyses  - Premiums Paid Analysis” beginning on page 82 of the Proxy Statement.

The low one-day, one-week and one-month premiums paid in the selected acquisitions in the premiums paid analysis of MVC were 0.5%, 0.6% and 5.2%, respectively. The high one-day, one-week and one-month premiums paid in the selected acquisitions were 90.4%, 73.8% and 83.2%, respectively.

The following disclosure supplements the subsection captioned “Barings BDC Financial Analyses  - Selected Public Companies Comparable Data” beginning on page 82 of the Proxy Statement.

The low and high stock NAV per share multiples of the selected companies were 0.44x and 1.31x, respectively. The low and high dividend yields of the selected companies (excluding the impact of the dividend yield for one of the selected companies which was considered not meaningful because the dividend yield was greater than 25%) were 8.8% and 14.3%, respectively.

The following disclosure is added after the second sentence of the paragraph in the subsection captioned “Barings BDC Financial Analyses  - Dividend Discount Analysis” beginning on page 83 of the Proxy Statement.

The range of discount rates of 14.0% to 16.0% used in this analysis was selected taking into account a capital asset pricing model implied cost of equity calculation.

The following disclosure amends and supplements the subsection captioned “Miscellaneous” beginning on page 83 of the Proxy Statement by replacing the first paragraph of the subsection with the following:

Miscellaneous. Under the terms of JMP’s engagement, MVC has agreed to pay JMP for its financial advisory services in connection with the Merger an aggregate fee of $750,000, portions of which became payable upon JMP’s engagement and upon delivery of JMP’s opinion and $200,000 of which will become payable only if the proposed Merger is consummated. In addition, MVC has agreed to indemnify JMP against certain claims and liabilities related to or arising out of its engagement. JMP may seek to provide investment banking and other financial services to MVC, Barings BDC, Barings or their respective affiliates in the future, for which JMP would expect to receive compensation. JMP and its affiliates in the past provided investment banking and other financial services to MVC and received and may receive compensation for the rendering of these services, including, among other things, acting as agent for share repurchases by MVC. In connection with acting as agent for share repurchases by MVC, JMP received aggregate fees of approximately $25,000 in the two years preceding the date of JMP’s opinion.  During the two years preceding the date of JMP’s opinion, JMP did not provide investment banking services to Barings BDC or Barings for which it received any fees. In the ordinary course of business, JMP and its affiliates may actively trade or hold the securities of MVC and Barings BDC for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities.

Forward-Looking Statements

This communication contains “forward-looking statements,” which are statements concerning future events, including, without limitation, forward-looking statements regarding the completion of the Merger. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Although these statements are based upon assumptions that Barings BDC and MVC believe to be reasonable based upon available information, they are subject to risks and uncertainties as a result of a number of factors, including those described from time to time in filings made by Barings BDC or MVC with the SEC, including those contained in the Joint Proxy Statement (as defined below). You should not place undue reliance on such forward-looking statements, which are based upon Barings BDC management’s and MVC management’s views and assumptions regarding future events, and speak only as of the date of this communication. Neither Barings BDC nor MVC undertakes any duty to update any forward-looking statement made herein.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Barings BDC and MVC, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the proposed Merger, Barings BDC and MVC have filed with the SEC a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), which was first mailed or otherwise delivered to Barings BDC stockholders and MVC stockholders entitled to vote on the Proposals on or about November 24, 2020, and Barings BDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of Barings BDC. The Joint Proxy Statement and the Registration Statement each contain important information about Barings BDC, MVC, the proposed Merger and related matters. STOCKHOLDERS OF EACH OF BARINGS BDC AND MVC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BARINGS BDC, MVC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by Barings BDC, from the Barings BDC website at http://www.baringsbdc.com or for documents filed by MVC, from the MVC website at http://www.mvccapital.com.

Participants in the Solicitation

Barings BDC and MVC and their respective directors, executive officers and certain other members of management and employees of Barings LLC, The Tokarz Group Advisers LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of Barings BDC and MVC in connection with the Proposals. Information about the directors and executive officers of Barings BDC is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. Information about the directors and executive officers of MVC is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 10, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Barings BDC’s and MVC’s stockholders in connection with the Proposals is contained in the Joint Proxy Statement and will be contained in other relevant materials to be filed with the SEC if and when such documents become available. Investors should read the Joint Proxy Statement and Registration Statement carefully and in their entirety before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Barings BDC, MVC or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.